UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.                                    Telecom Argentina S.A. announces consolidated results for the first quarter of fiscal year 2019 (‘1Q19’)

FOR IMMEDIATE RELEASE

Market Cap P$305.2 billion

May 9th, 2019

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated results for the first quarter of fiscal year 2019 (‘1Q19’)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of March 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1Q19 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1Q19 and vs. 1Q18 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of March 31 of 2019 and 2018 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values) For further details, please refer to the titles of the financial tables beginning from page 11.

▪      Consolidated Revenues amounted to P$44,328 million in 1Q19, of which Service Revenues reached P$41,521 million. Considering the breakdown of Service Revenues, Mobile Services amounted P$14,813 million; Internet Services totaled P$10,152 million, while Cable TV Services and Fixed Telephony and Data Services amounted to P$9,575 million and P$6,865 million, respectively.

▪      Mobile Internet revenues of Personal in Argentina reached a 73% participation in Service Revenues.

▪      Mobile subscribers in Argentina: 18.4 million in 1Q19, while Cable TV subscribers and Broadband accesses totaled 3.4 million and 4.1 million, respectively.

▪   Mobile ARPU of Personal in Argentina (restated in terms of the measuring unit as of March 31, 2019) in 1Q19 totaled P$225.5 per month in 1Q19 (-11.5% vs. 1Q18).

▪      Broadband ARPU (restated in terms of the measuring unit as of March 31, 2019) reached P$819.4 per month in 1Q19 (-7.1% vs. 1Q18). Monthly churn was 2.0% in 1Q19.

▪      Cable TV ARPU (restated in terms of the measuring unit as of March 31, 2019) amounted to P$871.5 per month in 1Q19 (-12.2% vs. 1Q18).

▪      Consolidated Operating costs -including D&A and impairment of PP&E and intangible assets- totaled P$39,832 million in 1Q19 (+2.7% vs. 1Q18).

▪      Operating Income before Depreciation and Amortization reached P$14,491 million in 1Q19 (-21.4% vs. 1Q18), 32.7% of Consolidated Revenues.

▪      Net Income amounted to P$1,279 million in 1Q19. Net Income attributable to the Controlling Company amounted to P$1,232 million during the same period. The variation of the mentioned Net Income vs. 1Q18 mainly reflects the impact of the decrease in Operating Income and lower financial results.

▪      Capex reached P$9,067 million in 1Q19, equivalent to 20.5% of Consolidated Revenues.

▪      Net Financial Debt Position: P$71,061 million in 1Q19.

*Unaudited non financial data

1	www.telecom.com.ar

	IAS 29	IAS 29
	As of March, 31	As of March, 31	∆ $	∆ %
(in million P$ adjusted by inflation, except where noted)**	2019	2018
Consolidated Revenues	44,328	48,725	(4,397)	-9.0%
Operating Income before D&A	14,491	18,433	(3,942)	-21.4%
Operating Income	4,496	9,939	(5,443)	-54.8%
Net Income attributable to Controlling Company	1,232	11,374	(10,142)	-89.2%
Shareholders’ equity attributable to Controlling Company	253,167	256,330	(3,163)	-1.2%
Net Financial Position - (Debt) / Cash	(71,601)	(49,822)	(21,779)	43.7%
CAPEX *	9,067	9,327	(260)	-2.8%
Fixed lines in service (in thousand lines)	3,452	3,741	(289)	-7.7%
Mobile customers (in thousand)	20,784	21,863	(1,079)	-4.9%
Personal (Argentina)	18,152	18,924	(772)	-4.1%
Nextel (Argentina)	258	533	(275)	-51.6%
Núcleo (Paraguay) -including Wimax customers-	2,374	2,406	(32)	-1.3%
Broadband accesses in Argentina (in thousand)	4,114	4,076	38	0.9%
Cable TV Suscribers (in thousand)	3,408	3,486	(78)	-2.2%
Argentina	3,265	3,345	(80)	-2.4%
Uruguay	142	142	-	-
Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	314.3	314.3	-	-
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	225.5	254.8	(29.3)	-11.5%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	819.4	882.3	(62.9)	-7.1%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	871.5	993.1	(121.6)	-12.2%

*(CAPEX in constant measuring unit.)

**(Figures may not sum up due to rounding)

Buenos Aires, May 9, 2019 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,279 million for the period ended March 31, 2019. Net Income attributable to the Controlling Company amounted to P$1,232 million.

It is worth mentioning that the comparative figures for the previous reporting periods have been restated so that the resulting comparative information is presented in terms of the current unit of measurement as of March 31, 2019.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal years and to March 31, 2018 and 2019 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of	As of	As of	As of	As of
	December	December	December 31,	March 31,	March 31,
	31, 2016	31, 2017	2018	2018	2019
Price Index Variation
Annual	34,6%	24,7%	47,6%	25,1%	54,8%
3 year cumulative	102,2%	96,6%	147,8%	97,3%	136,4%
3 month cumulative	n/a	n/a	n/a	6,6%	11,8%
3 month average	n/a	n/a	n/a	2,4%	4,5%

	IAS 29	IAS 29
	FY18	FY17	∆ $	∆ %
Consolidated Revenues (MMP$)	44,328	48,725	(4,397)	(9.0%)
Net Income attributable to Controlling Company (MMP$)	1,232	11,374	(10,142)	(89.2%)
Earnings attributable to Controlling Company per Share (P$)	0.6	5.3	(4.7)
Earnings attributable to Controlling Company per ADR (P$)	2.9	26.4	(23.5)
Operating Income before D&A *	32.7%	37.8%
Operating Income *	10.1%	20.4%
Net Income*	2.9%	23.4%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q19 and 1Q18

2	www.telecom.com.ar

During 1Q19, Consolidated Revenues decreased by 9% in real terms to P$44,328 million (-P$4,397 million vs. 1Q18). This decrease is reflected mainly in Mobile Service, Internet and Cable TV revenues, partially offset by greater Fixed Telephony and data revenues. and by the increase in Revenues of Internet Services and Fixed Telephony and Data Services. Total Revenues contain approximately P$1,868 million and P$18,027 million, for the 1Q19 and 1Q18, respectively, related to the restatement in terms of the measuring unit as of March 31, 2019.

Operating Income totaled P$4,496 million in 1Q19 (-P$5,443 million or -54.8% vs 1Q18).

Consolidated Operating Revenues

Mobile Services

As of March 31, 2018, mobile clients amounted to 20.8 million.

In 1Q19, mobile services revenues represented P$14,813 million (-15.1% vs. 1Q18). The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in mobile services revenues amounts to, approximately, P$612 million and P$6,498 million, for the 1Q19 and 1Q18, respectively. This effect was partially offset by the increase in the mobile plan prices.  The commercial strategy was focused on promoting the consumption of mobile internet services through Personal´s 4G network, the fastest network in the country according to the results of international referents who measure the network standards through the experience of the clients worldwide.

In turn, equipment revenues amounted to P$2,807 million (-P$699 million or -19.9% vs. 1Q18). This variation was mainly due to a decrease in the quantities sold, partially offset by the increase in prices of handset sales.

Mobile Services in Argentina

As of March 31, 2019, Personal reached 18.2 million subscribers in Argentina, where postpaid clients represented 40% of the subscriber base.

In 1Q19, mobile service revenues in Argentina (excluding equipment sales) amounted to P$12,936 million (-18.6% vs. 1Q18). The approximate increase in average mobile plans was 39% when compared with those of 1Q18. Mobile internet revenues reached 73% of service revenues of Personal in Argentina (vs. 59% in 1Q18).

The average monthly revenue per user (‘ARPU’ – restated in constant currency as of March 31, 2019) of Personal in Argentina amounted to P$225.5 during 1Q19 (-11.5% vs. 1Q18).

As of March 31, 2019, Nextel IDEN subscriber base reached approximately 0.3 million subscribers, where postpaid clients represented 79% of the subscriber base and prepaid clients represented the remaining 21%.

Commercial Initiatives

In the first months of the year the brands Personal and Fibertel joined to offer the best Wi-Fi connectivity experience and 4G service, with benefits for the clients of Club Personal. As in other seasons the Company offered free connectivity in Pinamar, Cariló and Playa Grande complex in Mar del Plata.

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In addition to the events with DJs and shows of well-known artists in Playa Grande (Mar del Plata), after beach with outstanding artists were included. In Pinamar, Personal Fibertel Buses were available for the free transfer of tourists within the city´s beaches. In Cariló, Wi-Fi service was offered in the shopping mall and the most popular beaches through urban modems.

Moreover, within the framework of the open innovation program “Garage Personal”, five finalist startups which will develop Entertainment, Fintech, Smart City, IoT and Big Data businesses were selected. The selected ideas from among more than 400 projects will participate in nine months of development, together with Telecom and Incutex, a strategical partner of this initiative, to enhance its business model in speed and at the lowest possible cost. The program also provides an economic incentive of up to 875.000 pesos, commercial, technical, legal and financial mentoring of experts in each field.

Personal in Paraguay (‘Núcleo’)

As of March 31, 2019, Núcleo’s subscriber base reached around 2.4 million clients. Prepaid and postpaid customers represented 84% and 16%, respectively.

Núcleo generated service revenues equivalent to P$1,877 million during 1Q19 (+21.3% vs. 1Q18). Internet revenues represented 48.4% of 1Q19 service revenues (vs. 42.5% in 1Q18).

Cable TV Services

Cable TV service revenues reached P$9,575 million in 1Q19 (-9.1% vs. 1Q18). The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in Cable TV service revenues amounts to, approximately, P$411 million and P$3,870 million, for the 1Q19 and 1Q18, respectively. This effect was partially offset by an approximate increase in average Cable TV plans of 39% when compared with those of 1Q18. Cable TV subscribers totaled almost 3.4 million, while the Cable TV ARPU (restated in constant currency as of March 31, 2019) reached P$871.5 during 1Q19, decreasing -12.2% vs. 1Q18. Moreover, average monthly churn during 1Q19 was 1.5%.

Through an in-Company development, the web version of Cablevisión Flow was updated aiming to optimize user experience. The project demanded 7 months of work and as a result there are significant improvements in the interface, functional new features and greater compatibility with OS and browsers such as Chrome, Firefox and Opera. The team guidelines are the constant evolution, the platform fluency and the collaboration between the internal groups and the suppliers. This was the first of many of Flow Factory’s management projects, which is already working in new advances for Flow´s environment.

With the aim to offer to its clients a better entertainment experience in order to enjoy contents through multiple screens, Flow incorporated Netflix to its decoder so that the users have access to Netflix´s exclusive series and movies. The clients who have a Flow box and a Netflix account, are now able to access the service directly through a dedicated app. Moreover, Flow´s new remote controller will have a Netflix´s direct access button that will allow the users to find all the content they want to watch at the moment, in a simple and comfortable way.

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Fixed Telephony and Data Services

During 1Q19, revenues generated by fixed telephony and data reached P$6,865 million in 1Q19, +10.6% vs. 1Q18. The increase in fixed telephony services was mainly explained by higher revenues from data services in a context that evidences the growing position of the Company as an integrated ICT provider (Datacenter, VPN, among other services) in the segment of Corporate and Government customers. Regarding the fixed telephony services, monthly fee price increases that came into effect for both corporate and residential fixed line customers, and additionally due to the bundled offer of packs that include voice and internet services, that aim to achieve higher levels of customer loyalty. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in Fixed telephony and data service revenues amounts to, approximately, P$284 million and P$2,283 million, for the 1Q19 and 1Q18, respectively.

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of March 31, 2019) of fixed telephony reached P$314.3 in 1Q19, showing no variation vs. 1Q18.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/US$ exchange rate.

Telecom participated in the 13th edition of Expoagro fair presenting its smart solutions portfolio for the agricultural sector. Those attending the fair were able to visit the FiberCorp-Telecom stand, participate in conversations with the company´s referents and experience demonstrations of animal and environment monitoring services, establishments automatization and renewable energies, which helps producers to improve the efficiency of its operations in a year marked by record crop expectations. In addition, Telecom provided fixed and mobile connectivity for communications during the event.

Internet Services

Internet services revenues totaled P$10,152 million during 1Q19, -6.0% vs. 1Q18. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in Internet services revenues amounts to, approximately, P$436 million and P$3,948 million, for the 1Q19 and 1Q18, respectively. This effect was partially offset by an approximate increase in average Internet plans of 39% when compared with those of 1Q18. As of March 31, 2019, total broadband accesses increased to more than 4.1 million (+0.9% vs. 1Q18). Additionally, broadband ARPU (restated in constant currency as of March 31, 2019) amounted to P$819.4 per month in 1Q19 (-7.1% vs. 1Q18). Moreover, the average monthly churn rate for the period was 2.0%. On the other hand, clients with service of 20Mb or higher currently represent 44% of the total customer base as of 1Q19.

The Company is taking forward the integration of its brands, products and services. In this sense, a process of unification of its broadband brands was started by integrating  the Arnet brand into the Fibertel family, under the name of “Fibertel Lite” in the case of Arnet products up to 20 Mb and under the name “Fibertel” in the case of products up to 100 Mb.

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In terms of communication the change of brands from Arnet to Fibertel aims to allow the costumers to identify themselves under the same brand of internet access service. The brand change is being informed in advance and through different direct contact points to each one of the clients (message in invoice, SMS, IVR, etc.)

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of PP&E and intangible assets) totaled P$39,832 million in 1Q19, an increase of P$1,046 million, or 2.7% vs. 1Q18. These higher operating costs vs. 1Q18 are mainly associated with higher depreciation, amortization and impairment of PP&E, intangibles and rights-of-use. What is more, the operating cost excluding D&A registered a decrease of 1.5% mainly due to lower interconnexion and transmission costs, taxes and fees, commissions and advertising and cost of handset solds.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$8,783 million (+6.0% vs. 1Q18). The increase was mainly caused by increases in salaries to unionized and non-unionized employees together with the associated social security contributions and severance payments, partially offset by a decrease in total employees of 7.0% (the number of employees totaled 24,908 in 1Q19 vs. 26,770 in 1Q18). The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in labor costs and severance payments amounts to, approximately, P$369 million and P$3,072 million, for the 1Q19 and 1Q18, respectively.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$1,466 million, down 2.7% vs. 1Q18, decreasing mainly due to operative efficiencies as of March 31,2019, compared with the same period last year, partially offset by higher traffic and due to the FX increase reflected over services denominated in US$. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in interconnection and transmission costs amounts to, approximately, P$60 million and P$576 million, for the 1Q19 and 1Q18, respectively.

- Fees for services, maintenance, materials and supplies amounted to P$4,504 million (+5.5% vs. 1Q18). These higher costs are mainly due to increases in fees for services, mostly related to call centers and higher professional fees generated by a greater level of activity driven mainly by new Company projects and by services linked to operational management in general. There were also higher technical maintenance costs and higher hardware and software maintenance costs due to price increases and the US$/P$ FX fluctuations. The effect was partially offset by process synergies resulting from the merger between Telecom and Cablevisión in January 2018.  The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in fees for services, maintenance, materials and supplies amounts to, approximately, P$369 million and P$1,389 million, for the 1Q19 and 1Q18, respectively.

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- Taxes and fees with regulatory authorities reached P$3,483 million (-10.9% vs. 1Q18). This decrease corresponds mainly to lower sales in 1Q19 vs 1Q18, partially offset by impact of the application of resolution ENACOM 840/18 that introduced changes in the determination of the radioelectric spectrum fee. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in taxes and fees with regulatory authorities amounts to, approximately, P$150 million and P$1,441 million, for the 1Q19 and 1Q18, respectively.

- Commissions and advertising (Commissions paid to agents, prepaid card distribution commissions and others) totaled P$2,518 million (-12.6% vs. 1Q18). This decline is due to lower charges in agent commissions as a consequence of a reorganization in the sales channels and due to a slight decrease in advertising related to the synergies achieved after the merger that allowed to reduce cost even with greater presence in the various media, partially offset by higher collection fees. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in commissions and advertising amounts to, approximately, P$105 million and P$1,172 million, for the 1Q19 and 1Q18, respectively.

- Cost of handsets sold amounted to P$2,182 million (-16.7% vs. 1Q18). Of this amount, the majority corresponds to cost of handsets in Argentina, which decrease compared with 1Q18, mainly due to lower quantities sold, partially offset by an increase in purchase price of the handsets compared with 1Q18. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in cost of handsets sold amounts to, approximately, P$336 million and P$1,094 million, for the 1Q19 and 1Q18, respectively.

- Programming and content costs totaled P$3,412 million (showed no variation vs. 1Q18). The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in cost of handsets sold amounts to, approximately, P$150 million and P$1,268 million, for the 1Q19 and 1Q18, respectively

- Depreciation, amortization and impairment of PP&E, intangible assets and rights-of-use amounted P$9,995 million (+17.7% vs. 1Q18). The increase was due to the impact of the amortization of the incorporations after March 31, 2018, as a consequence of the Capex Plan that the Company is developing and the effect of the application since January 1, 2019, of IFRS 16 being the charge P$617 million, partially offset by assets that have stopped amortizing in 2019. The effect generated by the restatement in terms of the measuring unit as of March 31, 2019, included in depreciation, amortization and impairment of PP&E, intangible assets and right-of-use amounts to, approximately, P$3,587 million and P$3,827 million, for the 1Q19 and 1Q18, respectively.

- Other Costs totaled P$3,489 million (+2.5% vs. 1Q18), of which bad debt expenses reached P$1,448 million (+49.0% vs. 1Q18), and whose increase is mainly due to the higher delinquency levels, partially offset by the decrease in other operating costs (which includes charges for trials and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$2,041 million (-16.0% vs. 1Q18).

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Net Financial Results

The Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) showed a gain of P$105 million in 1Q19, compared with a gain of P$3,817 million in 1Q18. The result was mostly due to higher FX losses (including results of NDF), which reached P$1,860 million (compared with a gain of P$45 million in 1Q18), mainly because of the strong depreciation of the peso during the 1Q19 and also a lower RECPAM, which totaled P$3,621 million (down P$1,048 million compared with 1Q18). Additionally, higher net interest losses were registered totaling P$977 million (a decrease of P$698 million vs 1Q18), and finally lower gains on investments for P$56 million (a decrease of P$26 millions vs 1Q18).

Consolidated Net Financial Debt

As of March 31, 2019, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$71,601 million, increasing P$21,779 or 43.7% when compared to the consolidated net financial debt position as of March 31, 2018 (restated in constant currency as of March 31, 2019)

Capital Expenditures

During 1Q19, the Company invested P$9,067 million, decreasing approximately 2.8% as of 1Q18. The investments were focused on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data availability. Moreover, transmision and transport networks has been extended to unify the differents access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber  hybrid networks, in order to face the the increaseing services demand from mobile and fixed clients.  Likewise, significant investments have been made in the charging, billing and relationship systems with customers. The Company aims to improve the capacity and coverage of its networks, which is key factor for the transformation towards convergent services with international quality standards, but also to leverage the content business, with Flow as an integral content platform and entertainment center, whose competitive advantages and differential features place it above other platforms. In relative terms, CAPEX reached 20.5% of consolidated revenues in 1Q19 (vs. 19.1% in 1Q18).

During the first quarter of 2019 Telecom signed agreements to increase the infrastructure of its mobile network, with the municipalities of Almirante Brown, Malvinas Argentinas and San Antonio de Areco, where investments for a total amount of P$411 million were announced. The construction of new mobile sites expected in these plans is essential to enlarge the coverage and capacity of Personal´s 4G network, as well as the structures and last mile modernization in the whole network. In this way, not only connections´ speed and capacity improve, but also the customers´ browsing experience is renewed.

Personal´s 4G network, the fastest in Argentina, continues growing all around the country: there are more than 12.2 million clients who are able to use the service in more than 1,600 localities and in all the provinces´ capitals.

in million of P$	1Q18	1Q19	$ Var
FX results	$ 45	-$ 1,860	-$ 1,905
Net Interests	-$ 279	-$ 977	-$ 698
Gains on investments	$ 82	$ 56	-$ 26
RECPAM	$ 4,669	$ 3,621	-$ 1,048
Others	-$ 700	-$ 735	-$ 35
Total	$ 3,817	$ 105	-$ 3,712

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Additionally, Telecom successfully implemented “4UP - Central Finance”, a project through which the financial management and payments, both from Telecom and Cablevisión, were unified. In recognition for this project the Company received the ASUG Argentina Award – Official Group to SAP Project Innovation, because it was the first time that S/4 HANA Central Finance with Central Payments were implemented to the systems. This allows the accountable unification and the centralized realization of payments through SAP S/4 HANA Central Finance. The project was the first one developed as a unified company, initiating a new stage in the organization culture.

Relevant Matters

Partial prepayment of the syndicated loan agreement for up to US$ 500 signed in October 2018

On March 25, 2019 the Company partially prepaid US$ 100 million of the outstanding amount under the syndicated loan agreement entered into on October 8, 2019 for up to US$ 500 million (plus the corresponding compensatory interest accrued).

Issuance of Notes by Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 modified sections 3, 7, 9 and 10 of its bylaws in order to adapt them to the regulations of the securities market, thus becoming Núcleo, as from the inscription of the modification of its bylaws in the Public Registry, a Sociedad Anónima Emisora (SAE).

On January 4, 2019, it was submitted a request to the Comisión Nacional de Valores (CNV) and the Bolsa de Valores y Productos de Asunción to register a Global Issuance Program foreseeing the issuance of bonds for an amount of up to Gs. 500,000 million (approximately P$3,200 million) in the terms that will be defined by the Board of Directors for each series.

On February 5, 2019, the CNV authorized the aforementioned Program through Resolution No. 11E/19. Under this Program, Núcleo proceeded to issue two Series of Notes, the Series I for Gs. 120,000 million (approximately P$841 million) issued on March 12, 2019 and Series II for Gs. 30,000 million (approximately P$210 million) issued on March 28, 2019. Both Series will accrue quarterly interest at a fixed annual rate of 9.00%, and will mature within 60 months from the issue date, amortizing the principal at maturity.

Other Relevant Matters

Destination of Retained Earnings

On April 24, 2019 the General Ordinary and Extraordinary Shareholders’ Meeting at which time the following Third Item of the Agenda was addressed, resolved:

To approve the proposal of the Board of Directors adjusted as of March 31, 2019 using the National Consumer Price Index (IPC Nacional) published on April 16, 2019 pursuant to Resolution No. 777/2018 of the Comisión Nacional de Valores (CNV), consisting of the following allocation of the Retained Earnings as of December 31, 2018:

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In Pesos
Retained Earnings as of December 31, 2018 (in constant currency as of March 31, 2019)	30,102,883,523
To Legal Reserve	(297,363,703)
To Cash Dividends	(6,300,000,000)
To Voluntary reserve for future cash dividends	(7,045,307,602)
To Voluntary reserve to maintain the level of investments in capital assets and the current level of solvency of the Company	(16,460,212,218)
To New Fiscal Year	---------

Moreover, the following was also approved:

a)   The cash dividends for a total amount of P$6,300,000,000 (equivalent to P$2.925214779 per share of P$1 – nominal value outstanding as of the date) will be made available to shareholders on May 7, 2019.

b)           Delegate to the Board of Directors of the Company the powers to resolve, based on the evolution of the business, to withdraw, totally or partially, on one or more times, the amount of up to P$7,045,307,602 from the “Voluntary reserve for future cash dividends” and its distribution as cash dividends to the shareholders, being entitled to exercise these delegated powers until December 31, 2019.

*******

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of May 9, 2019, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay and Uruguay; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements reflect the current views of the management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay and Uruguay; (iv) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (v) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vi) the manner in which the Argentine government regulates Law No. 27,078, the Argentina Digital Law or, as amended by Decree No. 267/15; (vii) the creditworthiness of our actual or potential customers; (viii) the nationalization, expropriation and/or increased government intervention in companies; (ix) technological changes; (x) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates; (xi) the effects of increased competition; (xii) reliance on content produced by third parties; (xiii) increasing cost of the Company’s supplies; (xiv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xv) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; and (xvi) the Company’s ability to compete and develop our business in the future. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos) , for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

* * * * * * *

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter- Fiscal Year 2019

(In million of Argentine pesos)

1-        Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 31, 2019)

	03/31/19	12/31/18	∆ $	∆ %
Cash and cash equivalents	13,534	7,706	5,828	75.6%
Financial Investments	2,291	2,372	(81)	-3.4%
Trade receivables	16,461	19,475	(3,014)	-15.5%
Other Receivables	3,909	4,835	(926)	-19.2%
Inventories	3,110	3,061	49	1.6%
Total current assets	39,305	37,449	1,856	5.0%
Financial Investments	3,931	5,225	(1,294)	-24.8%
Trade receivables	68	68	-	0.0%
Goodwill	134,635	134,698	(63)	0.0%
Property, plant and equipment (‘PP&E’)	167,658	168,097	(439)	-0.3%
Intangible assets	65,338	66,499	(1,161)	-1.7%
Right-of-use assets	5,722	634	5,088	-
Other Receivables	2,607	3,046	(439)	-14.4%
Total non-current assets	379,959	378,267	1,692	0.4%
TOTAL ASSETS	419,264	415,716	3,548	0.9%
Trade payables	21,288	25,558	(4,270)	-16.7%
Financial debt	19,702	22,415	(2,713)	-12.1%
Salaries and social security payables	5,825	6,651	(826)	-12.4%
Taxes payables	3,107	2,593	514	19.8%
Lease liabilities	1,616	-	1,616	-
Other liabilities	1,712	1,719	(7)	-0.4%
Provisions	834	832	2	0.2%
Total current liabilities	54,084	59,768	(5,684)	-9.5%
Trade payables	623	637	(14)	-2.2%
Financial debt	71,655	66,280	5,375	8.1%
Salaries and social security payables	419	388	31	8.0%
Deferred income tax liabilities	28,015	27,445	570	2.1%
Taxes payables	22	29	(7)	-24.1%
Lease liabilities	2,785	-	2,785	-
Other liabilities	1,206	1,297	(91)	-7.0%
Provisions	3,724	3,878	(154)	-4.0%
Total non-current liabilities	108,449	99,954	8,495	8.5%
TOTAL LIABILITIES	162,533	159,722	2,811	1.8%

Equity attributable to Controlling Company	253,167	252,385	782	0.3%
Non-controlling interest	3,564	3609	(45)	-1.2%
TOTAL EQUITY	256,731	255,994	737	0.3%
TOTAL LIABILITIES AND EQUITY	419,264	415,716	3,548	0.9%

2-        Consolidated Loans

(Monetary items)

	03/31/19	12/31/18	∆ $	∆ %
Bank overdrafts - principal	1,438	2,545	(1,107)	-43.5%
Bank and other financial institutions loans - principal	11,403	14,476	(3,073)	-21.2%
NDF	-	112	(112)	-
Accrued interest and related expenses	5,847	4,110	1,737	42.3%
For purchase of equipment	1,014	1,172	(2,713)	-12.1%
Total Current Loans	19,702	22,415	(2,713)	-12.1%
For purchase of equipment	1,095	1,153	(58)	-5.0%
Notes - principal	20,465	21,059	(594)	-2.8%
Bank and other financial institutions loans - principal	42,358	38,313	4,045	10.6%
Accrued interest and related expenses	7,737	5,755	7,737	34.4%
Total Non Current Loans	71,655	66,280	5,375	8.1%
Total Loans	91,357	88,695	2,662	3.0%

Cash and cash equivalents, and Financial Investments	19,756	15,303	4,453	29.1%
Net Financial Position - Cash (Debt)	(71,601)	(73,392)	1,791	-2.4%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter- Fiscal Year 2019

(In million of Argentine pesos)

3-        Segment Information

(Segment information for periods ended as of March 31 of 2019 and 2018 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of March 31, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	40,005	1,758	41,763	2,684	120	2,804	(239)	44,328
Operating costs (without depreciation, amortization, and impairment of PP&E and intangible assets)	(26,521)	(1,627)	(28,148)	(1,846)	(82)	(1,928)	239	(29,837)
Operating Income before D&A	13,484	131	13,615	838	38	876	-	14,491
Depreciation, amortization and impairment of PP&E and intangible assets	(5,762)	(3,579)	(9,341)	(590)	(64)	(654)	-	(9,995)
Operating Income before D&A	7,722	(3,448)	4,274	248	(26)	222	-	4,496

Earnings from associates								103
Debt financial expenses								(4,050)
Other financial results, net								4,155
Net income before income tax expenses								4,704
Income tax expense								(3,425)
Net income								1,279

Attributable to:
Controlling Company								1,232
Non-controlling interest								47

As of March 31, 2018	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	29,392	17,192	46,584	1,381	879	2,260	(119)	48,725
Operating costs (without depreciation, amortization, and impairment of PP&E and intangible assets)	(18,057)	(10,843)	(28,900)	(923)	(588)	(1,511)	119	(30,292)
Operating Income before D&A	11,335	6,349	17,684	458	291	749	-	18,433
Depreciation, amortization and impairment of PP&E and intangible assets	(4,376)	(3,641)	(8,017)	(291)	(186)	(477)	-	(8,494)
Operating Income before D&A	6,959	2,708	9,667	167	105	272	-	9,939

Earnings from associates								78
Debt financial expenses								(749)
Other financial results, net								4,566
Net income before income tax expenses								13,834
Income tax expense								(2,433)
Net income								11,401

Attributable to:
Controlling Company								11,374
Non-controlling interest								27

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter- Fiscal Year 2019

(In million of Argentine pesos)

4-             Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/19	03/31/18	∆ $	∆ %

Revenues	44,328	48,725	(4,397)	-9.0%
Consolidated Operating Costs	(39,832)	(38,786)	(1,046)	2.7%
Operating income	4,496	9,939	(5,443)	-54.8%
Net Financial results and results of equity in earnings from associates	208	3,895	(3,687)	-
Net (loss) income before income tax expense	4,704	13,834	(9,130)	-66.0%
Income tax expense	(3,425)	(2,433)	(992)	40.8%
Net (loss) income	1,279	11,401	(10,122)	-88.8%

Attributable to:
Controlling Company	1,232	11,374	(10,142)	-89.2%
Non-controlling interest	47	27	20	74.1%

Operating income before D&A	14,491	18,433	(3,942)	-21.4%
As % of Revenues	32.7%	37.8%

	03/31/19	03/31/18	∆ $	∆ %
Net Financial results
Debt financial expenses
Interests on debts	(1,499)	(721)	(778)	107.9%
Foreign currency exhange differences on debts	(2,551)	(28)	(2,523)	-
Total Debt financial expenses	(4,050)	(749)	(3,301)	-
Other financial results, net
Interest and gains of investments	522	442	80	18.1%
Taxes and bank expenses	(392)	(526)	134	-25.5%
Other foreign currency exhange differences	691	73	618	846.6%
Financial discounts of assets, debts and diverse	(35)	2	(37)	-
Results for operations with notes and bonds	56	82	(26)	-
Interest on provisions	(271)	(159)	(112)	70.4%
Quinquennial financial costs	(28)	(23)	(5)	21.7%
RECPAM*	3,621	4,669	(1,048)	-22.4%
Others	(9)	6	(15)	-
Total other financial results, net	4,155	4,566	(411)	-9.0%
Total Net Financial results	105	3,817	(3,712)	-

* Inflation restatement gain / (loss)

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information
First Quarter - Fiscal Year 2019
(In million of Argentine pesos)

5-	Breakdown of the Income Statements - restated by inflation (constant figures)
	(Revenues as of 2018 restated to 2019 values include a variation coming from the restatement of approximately 37.0% vs. a restatement variation of 4.2% for revenues as of 2019)

		03/31/19	03/31/18	Δ $	Δ %
	REVENUES FROM SERVICES	41,521	45,219	(3,698)	-8.2%
	Mobile Services	14,813	17,443	(2,630)	-15.1%
	Internet Services	10,152	10,801	(649)	-6.0%
	Cable TV Services	9,575	10,536	(961)	-9.1%
	Fixed Telephony and Data Services	6,865	6,208	657	10.6%
	Other revenues from services	116	231	(115)	-49.8%
	REVENUES FROM EQUIPMENT SALES	2,807	3,506	(699)	-19.9%

	REVENUES	44,328	48,725	(4,397)	-9.0%

6-	Consolidated Income Statements - restated by inflation (constant figures)
	(Allows the understanding of the variations of the Income Statement in real terms)

		03/31/19	03/31/18	Δ $	Δ %
	Revenues	44,328	48,725	(4,397)	-9.0%
	Employee benefit expenses and severance payments	(8,783)	(8,289)	(494)	6.0%
	Interconnection and transmission costs	(1,466)	(1,507)	41	-2.7%
	Fees for services, maintenance, materials and supplies	(4,504)	(4,270)	(234)	5.5%
	Taxes and fees with the regulatory authority	(3,483)	(3,910)	427	-10.9%
	Commissions and advertising	(2,518)	(2,881)	363	-12.6%
	Cost of equipments and handsets	(2,182)	(2,619)	437	-16.7%
	Programming and content costs	(3,412)	(3,413)	1	0.0%
	Bad debt expenses	(1,448)	(972)	(476)	49.0%
	Other operating income and expenses	(2,041)	(2,431)	390	-16.0%
	Subtotal Operating costs before D&A	(29,837)	(30,292)	455	-1.5%
	Operating income before D&A	14,491)	18,433	(3,942)	-21.4%
	Depreciation, amortization (‘D&A’) and impairment of PP&E, intangible assets and rights of use	(9,995)	(8,494)	(1,501)	17.7%
	Operating income	4,496	9,939	(5,443)	-54.8%
	Equity in earnings from associates	103	78	25	32.1%
	Financial results, net	105	3,817	(3,712)	-
	Net (loss) income before income tax expense	4,704	13,834	(9,130)	-66.0%
	Income tax expense	(3,425)	(2,433)	(992)	40.8%
	Net (loss) Income	1,279	11,401	(10,122)	-88.8%
	Attributable to:
	Controlling Company	1,232	11,374	(10,142)	-89.2%
	Non-controlling interest	47	27	20	74.1%

15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 9, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations